MANAGEMENT AGREEMENT

By and Between

CONNECT INVEST IIII LLC

AND

CONNECT INVEST CORPORATION

TABLE OF CONTENTS

Article 1 DEFINITIONS	2
Article 2 APPOINTMENT	3
Article 3 DUTIES OF THE MANAGER	3
3.01 Offering Services.	4
3.02 Investment Services.	4
3.04 Accounting and Other Administrative Services.	5
3.05 Securityholder Services.	6
3.06 Financing Services.	6
3.07 Disposition Services.	6
Article 4 AUTHORITY OF THE MANAGER	6
Article 5 RECORDS AND ACCESS	7
Article 6 ASSET MANAGEMENT FEE	7
6.01 Asset Management Fee	7
Article 7 RELATIONSHIP OF THE MANAGER AND THE COMPANY; OTHER ACTIVITIES OF THE MANAGER	7
7.01 Relationship.	7
7.02 Time Commitment.	7
Article 8 TERM AND TERMINATION OF THE AGREEMENT	7
8.01 Term	7
8.02 Termination by the Company.	8
8.03 Termination by the Manager	8
8.04 Payments on Termination and Survival of Certain Rights and Obligations	8
Article 9 ASSIGNMENT	8
Article 10 INDEMNIFICATION AND LIMITATION OF LIABILITY	8
10.01 Indemnification.	9
10.02 Limitation on Indemnification	9
10.03 Limitation on Payment of Expenses	9
10.04 Indemnification by Manager	9
Article 11 MISCELLANEOUS	9
11.01 Notices	9
11.02 Modification.	10
11.03 Severability	10
11.04 Construction.	10
11.05 Entire Agreement	10
11.06 Waiver	10
11.07 Gender	10
11.08 Titles Not to Affect Interpretation	10
11.09 Counterparts	10

Management AGREEMENT

THIS Management AGREEMENT (this “Agreement”), dated as of the ___ day of June, 2026, (the “Effective Date”), is entered into by and between Connect Invest IIII LLC, a Nevada limited liability company (the “Company”), and Connect Invest Corporation, a Nevada corporation (the “Manager”). Capitalized terms used herein shall have the meanings ascribed to them in Section 1 below.

W I T N E S S E T H

WHEREAS, the Company desires to avail itself of the knowledge, experience, sources of information, advice, assistance and certain facilities available to the Manager and to have the Manager undertake the duties and responsibilities hereinafter set forth, on behalf of, and subject to the supervision of, the Company, all as provided herein; and

WHEREAS, the Manager is willing to undertake to render such services, subject to the supervision of the Company, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

Article 1

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings specified below:

Affiliate or Affiliated means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such other Person; (ii) any Person directly or indirectly owning, controlling, or holding with the power to vote 10.0% or more of the outstanding voting securities of such other Person; (iii) any legal entity for which such Person acts as an executive officer, director, trustee, or general partner; (iv) any Person 10.0% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held, with power to vote, by such other Person; and (v) any executive officer, director, trustee, or general partner of such other Person. An entity shall not be deemed to control or be under common control with a program sponsored by the sponsor of the Company unless (A) the entity owns 10.0% or more of the voting equity interests of such program or (B) a majority of the board of directors (or equivalent governing body) of such program is composed of Affiliates of the entity.

Asset Management Fee means the fee payable to the Manager pursuant to Section 6.01.

Board means the Board of Directors of the Company.

Code means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto. Reference to any provision of the Code shall mean such provision as in effect from time to time, as the same may be amended, and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

Collateral means the real property assets securing the repayment of the Loans.

Company means Connect Invest IIII LLC, a Nevada limited liability company organized under the laws of the State of Nevada.

GAAP means generally accepted accounting principles as in effect in the United States of America from time to time.

Ignite means Ignite Funding, LLC, a Nevada limited liability company, the servicer of the Loans.

Loans means the real estate secured loans originated or acquired by the Company, as originated by Ignite.

Manager means (i) Connect Invest Corp., a Nevada corporation, or (ii) any successor Manager to the Company.

Notes means the Company’s promissory notes, issued in multiple series under the Offering Statement.

Offering Statement means the Company’s Offering Statement on Form 1-A filed with the SEC.

Person means an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c) (17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity, or any government or any agency or political subdivision thereof, and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Public Offering means the public offering of $75,000,000 aggregate principal amount of Notes pursuant to the Offering Statement.

SEC means the United States Securities and Exchange Commission.

Termination Date means the date of termination of the Agreement determined in accordance with Article 12 hereof.

Article 2

APPOINTMENT

The Company hereby appoints the Manager to serve as its asset manager on the terms and conditions set forth in this Agreement, and the Manager hereby accepts such appointment.

Article 3

DUTIES OF THE MANAGER

The Manager is responsible for managing, operating, directing and supervising the operations and administration of the Company and its assets. The Manager undertakes to use its commercially reasonable efforts to present to the Company potential investment opportunities, to make investment decisions on behalf of the Company subject to the oversight of the Board and Section 4.02 hereof, and to provide the Company with a continuing and suitable investment program consistent with the investment objectives and policies of the Company as determined and adopted from time to time by the Board. Subject to the limitations set forth in this Agreement, including Article 4 hereof, and the continuing and exclusive authority of the Board over the management of the Company, the Manager shall, either directly or by engaging an Affiliate or third party, perform the following duties:

3.01       Offering Services.

The Manager shall manage and supervise the:

(i)        Development of the Public Offering and any subsequent offering approved by the Board, including the determination of the specific terms of the securities to be offered by the Company, preparation of all offering and related documents, and obtaining all required regulatory approvals of such documents;

(ii)  Preparation and approval of all marketing materials contemplated to be used by the Manager or others relating to the Public Offering;

(iii)       Negotiation and coordination with the transfer agent for the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;

(iv)        Creation and implementation of various technology and electronic communications related to the Offering; and

(v)        All other services related to the Public Offering, other than services that the Company elects to perform directly or would require the Manager to register as a broker-dealer with the SEC, FINRA or any state.

3.02       Investment Services.

The Manager shall:

(i)              Approve and oversee the Company’s overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

(ii)            Serve as the Company’s investment and financial manager with respect to sourcing, underwriting, acquiring, financing, originating, servicing, investing in and managing a diversified portfolio of commercial properties and other real estate-related assets;

(iii)           Adopt and periodically review the Company’s investment guidelines;

(iv)           Structure the terms and conditions of the Company’s investments and joint ventures;

(v)             Enter into service contracts for the investments;

(vi)           Approve and oversee the Company’s debt financing strategies;

(vii)          Approve joint ventures, limited partnerships and other such relationships with third parties;

(viii)        Approve any potential liquidity transaction;

(ix)  Obtain market research and economic and statistical data in connection with the Company’s investments and investment objectives and policies;

(x)       Oversee and conduct the due diligence process related to prospective investments;

(xi)        Prepare reports regarding prospective investments which include recommendations and supporting documentation necessary for its’ investment committee to evaluate the proposed Investments; and

(xii)  Negotiate and execute approved investments and other transactions.

3.03 Asset Management Services.

The Manager shall:

(i)        Investigate, select, and, on behalf of the Company, engage and conduct business with such Persons as the Manager deems necessary to the proper performance of its obligations hereunder, including but not limited to consultants, accountants, lenders, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies, property managers and any and all Persons acting in any other capacity deemed by the Manager necessary or desirable for the performance of any of the foregoing services;

(ii)       Monitor applicable markets and obtain reports (which may be prepared by the Manager or its Affiliates) where appropriate, concerning the value of the Company’s investments;

(iii)        Monitor and evaluate the performance of the Company’s investments, provide management services to the Company and perform and supervise the various management and operational functions related to the Company’s investments;

(iv)        Formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of the Company’s investments on an overall portfolio basis; and

(v)       Coordinate and manage relationships between the Company and any joint venture partners.

3.04       Accounting and Other Administrative Services.

The Manager shall:

(i)              Manage and perform the various administrative functions necessary for the management of the day-to-day operations of the Company;

(ii)            Provide or arrange for administrative services and items, legal and other services, office space, office furnishings, personnel and other overhead items necessary and incidental to the Company’s business and operations;

(iii)           Provide financial and operational planning services and portfolio management functions;

(iv)           Maintain accounting data and any other information concerning the activities of the Company as shall be needed to prepare and file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;

(v)             Maintain all appropriate books and records of the Company;

(vi)           Oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

(vii)          Supervise the performance of such ministerial and administrative functions as may be necessary in connection with the daily operations of the Company;

(viii)        Provide the Company with all necessary cash management services;

(ix)           Evaluate and obtain adequate insurance coverage based upon risk management determinations;

(x)             Provide the officers of the Company and the Board with timely updates related to the overall regulatory environment affecting the Company, as well as managing compliance with such matters;

(xi)           Evaluate the Company’s corporate governance structure and appropriate policies and procedures related thereto; and

(xii)          Oversee all reporting, record keeping, internal controls and similar matters in a manner to allow the Company to comply with applicable law.

3.05	Securityholder Services.

The Manager shall manage communications with the Securityholders, including answering phone calls, preparing and sending written and electronic reports and other communications.

3.06       Financing Services.

The Manager shall:

(i)              Identify and evaluate potential financing and refinancing sources, engaging a third-party broker if necessary;

(ii)            Negotiate terms, arrange and execute financing agreements;

(iii)           Manage relationships between the Company and its lenders; and

(iv)           Monitor and oversee the service of the Company’s debt facilities and other financings.

3.07       Disposition Services.

The Manager shall:

(i)              Consult with the Board and provide assistance with the evaluation and approval of potential asset dispositions, sales or other liquidity events; and

(ii)            Structure and negotiate the terms and conditions of transactions pursuant to which investments may be sold.

Article 4

AUTHORITY OF THE MANAGER

4.01       Powers of the Manager. Subject to the express limitations set forth in this Agreement and the continuing and exclusive authority of Board over the management of the Company, the Manager shall have the power to perform those services described in Article 3 hereof. The Manager shall have the power to delegate all or any part of its rights and powers hereunder to such officers, employees, Affiliates, agents and representatives of the Manager or the Company as it may deem appropriate. Any authority delegated by the Manager to any other Person shall be subject to the limitations on the rights and powers of the Manager specifically set forth in this Agreement.

4.02       Approval by the Company. Notwithstanding the foregoing, the Manager may not take any action on behalf of the Company without the prior approval of the Board if the LLC Agreement or Nevada law requires the prior approval of the Company.

Article 5

RECORDS AND ACCESS

The Manager shall maintain adequate and separate books and records for its operations in accordance with GAAP, which shall be supported by sufficient documentation to ascertain that such books and records are properly and accurately recorded. Such books and records shall be the property of the Company and shall be available for inspection by the Company at all reasonable times and by counsel, auditors and other authorized agents of the Company, at any time or from time to time during normal business hours.

Article 6

ASSET MANAGEMENT FEE

6.01 Asset Management Fee. The Company shall pay the Manager, as compensation for the services described in Article 3 hereof, an Assets Management Fee equal to 1.00% per annum of the aggregate principal amount Notes outstanding as of the last day of the calendar quarter or fiscal year for which the Asset Management Fee is being calculated.

Article 7

RELATIONSHIP OF THE MANAGER AND THE COMPANY;
OTHER ACTIVITIES OF THE MANAGER

7.01       Relationship. The Company and the Manager are not partners or joint venturers with each other, and nothing in this Agreement shall be construed to make them such partners or joint venturers. Nothing herein contained shall prevent the Manager from engaging in other activities, including, without limitation, the rendering of advice to other Persons (including other real estate funds) and the management of other programs advised, sponsored or organized by the Manager or its Affiliates. Nor shall this Agreement limit or restrict the right of any manager, director, officer, employee or equity holder of the Manager or its Affiliates to engage in any other business or to render services of any kind to any other Person. The Manager shall promptly disclose to the Company the existence of any condition or circumstance, existing or anticipated, of which it has knowledge, that creates or could create a conflict of interest between the Manager’s obligations to the Company and its obligations to or its interest in any other Person.

7.02       Time Commitment. The Manager shall, and shall cause its Affiliates and their respective employees, officers and agents to, devote to the Company such time as shall be reasonably necessary to perform the services set forth in Article 3 in an appropriate manner consistent with the terms of this Agreement. The Company acknowledges that the Manager and its Affiliates and their respective employees, officers and agents may also engage in activities unrelated to the Company and may provide services to Persons other than the Company or any of its Affiliates.

Article 8

TERM AND TERMINATION OF THE AGREEMENT

8.01       Term. This Agreement shall have an initial term of five (5) years from the Effective Date and will be automatically renewed for an unlimited number of successive one-year terms thereafter unless previously terminated in accordance with Section 8.02 below. The Company will evaluate the performance of the Manager annually before renewing this Agreement, and each such renewal shall be for a term of no more than one year.

8.02       Termination by the Company. The Company may also terminate this Agreement at any time, including during the initial term, with 30 days’ prior written notice, for “cause,” which is defined as:

●	The Manager’s continued breach of any material provision of this Agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if the Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

●	Any change of control of the Manager; or

●	The dissolution of the Manager.

8.03       Termination by the Manager. The Manager may terminate this Agreement if the Company becomes required to register as an investment company under the Investment Company Act of 1940, as amended, with such termination deemed to occur immediately before such event. The Manager may decline to renew this Agreement by providing the Company with 180 days’ written notice prior to the expiration of the initial term or the then current automatic renewal term. In addition, if the Company defaults in the performance of any material term of this Agreement and the default continues for a period of 30 days after written notice to the Company by the Manager specifying such default and requesting the same be remedied in 30 days, the Manager may terminate this Agreement upon 60 days’ written notice.

8.04       Payments on Termination and Survival of Certain Rights and Obligations.

(i)       After the Termination Date, the Manager shall not be entitled to compensation for further services hereunder except it shall be entitled to receive from the Company within 30 days after the effective date of such termination all unpaid reimbursements of expenses and all earned but unpaid fees payable to the Manager prior to termination of this Agreement.

(ii)       The Manager shall promptly upon termination:

(a)       deliver to the Company all assets and documents of the Company then in the custody of the Manager; and

(b)       cooperate with the Company to provide an orderly transition of management and advisory functions.

Article 9

ASSIGNMENT

This Agreement may be assigned by the Manager to an Affiliate without obtaining the prior approval of the Company. The Manager may assign any rights to receive fees or other payments under this Agreement without obtaining the approval of the Company. This Agreement shall not be assigned by the Company without the consent of the Manager, except in the case of an assignment by the Company to a corporation or other organization that is a successor to all of the assets, rights and obligations of the Company, in which case such successor organization shall be bound hereunder and by the terms of said assignment in the same manner as the Company is bound by this Agreement. Nothing herein shall be deemed to prohibit or otherwise restrict any transfers or additional issuances of equity interests in the Manager nor shall any such transfer or issuance be deemed an assignment for purposes of this Article 9.

Article 10

INDEMNIFICATION AND LIMITATION OF LIABILITY

10.01       Indemnification. Except as prohibited by the restrictions provided in this Section 10.01, Section 10.02 and Section 10.03, the Company shall indemnify, defend and hold harmless the Manager and its Affiliates, including their respective officers, directors, equity holders, partners and employees, from all liability, claims, damages or losses arising in the performance of their duties hereunder, and related expenses, including reasonable attorneys’ fees, to the extent such liability, claims, damages or losses and related expenses are not fully reimbursed by insurance.

10.02       Limitation on Indemnification. Notwithstanding the foregoing, the Company shall not provide for indemnification of the Manager or its Affiliates for any liability or loss suffered by any of them, nor shall any o of them be held harmless for any loss or liability suffered by the Company, unless all of the following conditions are met:

(i)       The Manager or its Affiliates were acting on behalf of or performing services for the Company.

(ii) Such liability or loss was not the result of gross negligence or willful misconduct by the Manager or its Affiliates.

(iii)       Such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from its security holders.

10.03       Limitation on Payment of Expenses. The Company shall pay or reimburse reasonable legal expenses and other costs incurred by the Manager or its Affiliates in advance of the final disposition of a proceeding only if all of the following are satisfied: (i) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Company, (ii) the legal proceeding was initiated by a third party and (iii) the Manager or its Affiliates undertake to repay the amount paid or reimbursed by the Company, if it is ultimately determined that the particular indemnitee is not entitled to indemnification.

10.04       Indemnification by Manager. The Manager shall indemnify and hold harmless the Company from contract or other liability, claims, damages, taxes or losses and related expenses including attorneys’ fees, to the extent that such liability, claims, damages, taxes or losses and related expenses are not fully reimbursed by insurance and are incurred by reason of the Manager’s bad faith, fraud, misfeasance, willful misconduct or gross negligence in the performance of its duties under this Agreement, as determined by a final, nonappealable ruling of a court of competent jurisdiction; provided, however, that the Manager shall not be held responsible for any action of the Company in following or declining to follow any advice or recommendation given by the Manager.

Article 11

MISCELLANEOUS

11.01       Notices. Any notice, report or other communication required or permitted to be given hereunder shall be in writing unless some other method of giving such notice, report or other communication is accepted by the party to whom it is given, and shall be given by being delivered by hand or by overnight mail or other overnight delivery service to the addresses set forth herein:

To the Company:	6700 Via Austi Parkway Suite E Las Vegas, Nevada 89119
To the Manager:	6700 Via Austi Parkway Suite E Las Vegas, Nevada 89119

Either party may at any time give notice in writing to the other party of a change in its address for the purposes of this Section 11.01.

11.02       Modification. This Agreement shall not be changed, modified, terminated or discharged, in whole or in part, except by an instrument in writing signed by both parties hereto, or their respective successors or permitted assigns.

11.03       Severability. The provisions of this Agreement are independent of and severable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

11.04       Construction. The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware.

11.05       Entire Agreement. This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing.

11.06       Waiver. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

11.07       Gender. Words used herein regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

11.08       Titles Not to Affect Interpretation. The titles of Articles and Sections contained in this Agreement are for convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation hereof.

11.09       Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.